As filed with the Securities and Exchange Commission on January 22, 2009
Registration Nos. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TIMBERLAND BANCORP, INC. (Exact name of registrant as specified in its charter)

Washington	91-1863696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

624 Simpson Avenue Hoquiam, Washington 98550 (360) 533-4747 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dean J. Brydon
Chief Financial Officer
Timberland Bancorp, Inc.
624 Simpson Avenue
Hoquiam, Washington  98550
(360) 533-4747
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy of communications to:
John F. Breyer, Jr., Esq. Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102 (703) 883-1100 (703) 883-2911 (fax)	Craig M. Scheer, P.C. Silver, Freedman & Taff, L.L.P. 3299 K Street, N.W., Suite 100 Washington, D.C. 20007 (202) 295-4500 (202) 337-5502 (fax)
Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [__]
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[__]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [__]
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [__]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [__]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE
Common Stock (1)	370,899 shares	$7.19(2)	$2,666,764	$105
Warrants (1)	---	---	---	---
Total			$2,666,764	$105

(1)
The shares of common stock being registered are purchasable upon exercise of the warrants being registered, which we issued to the United States Department of the Treasury (“Treasury”) pursuant to Treasury’s Troubled Asset Relief Program Capital Purchase Program.  In addition to the number of shares of common stock stated in the table above, there is registered, pursuant to Rule 416, such number of additional shares of common stock, of a currently undeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and certain other anti-dilution provisions set forth in the warrants.  Pursuant to Rule 457(g), no additional fee is payable for the warrants.

(2)
Estimated in accordance with Rule 457(c), calculated on the basis of $7.19 per share, which was the average of the high and low sales prices per share of the common stock on the NASDAQ Stock Market on January 15, 2009.

_____________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated January 22, 2009

PROSPECTUS

Timberland Bancorp, Inc.

370,899 Shares of Common Stock and a Warrant to Purchase Such Shares

This prospectus relates to (i) a warrant, or portions thereof, which expires on December 23, 2018, to purchase 370,899 shares of our common stock at an exercise price of $6.73 per share, subject to adjustment as described in this prospectus, and (ii) the shares of our common stock which may be purchased upon exercise of the warrant.  The warrant, along with 16,641 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (liquidation preference amount $1,000 per share), was issued by us on December 23, 2008 to the United States Department of the Treasury as part of Treasury’s Troubled Asset Relief Program Capital Purchase Program in a private placement exempt from the registration requirements of the Securities Act of 1933.

The selling securityholders who may sell or otherwise dispose of the securities offered by this prospectus include Treasury and any other holders of the securities covered by this prospectus to whom Treasury has transferred its registration rights in accordance with the terms of the securities purchase agreement between us and Treasury.  The selling securityholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices.  If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions, if any.   We will not receive any proceeds from the sale of securities by the selling securityholders.

Our common stock is listed on the NASDAQ Global Market under the symbol “TSBK.”  On January 15, 2009, the closing sale price of our common stock on the NASDAQ Global Market was $7.00 per share.  The warrant is not currently listed on any established securities exchange or quotation system and we do not intend to seek such a listing for the warrant unless we are requested to do so by Treasury.

_______________

The securities offered by this prospectus are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
_______________

Investing in the securities offered by this prospectus involves risks.  See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______     , 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration, or continuous offering, process.  Under this process, the selling securityholders may from time to time sell or otherwise dispose of the securities covered by this prospectus in one or more offerings.

You should rely only on the information contained or incorporated by reference in this prospectus and any supplement to this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, our securities only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained or incorporated by reference in this prospectus is correct as of any time subsequent to the date of such information.

All references in this prospectus to “we,” “us,” “our” or similar references mean Timberland Bancorp, Inc. and its consolidated subsidiaries and all references in this prospectus to “Timberland Bancorp” mean Timberland Bancorp, Inc. excluding its subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires.  When we refer to “Timberland Bank” in this prospectus, we mean our subsidiary, Timberland Bank, a Washington-chartered savings bank.  We sometimes refer to Timberland Bank as the “Bank.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the forward-looking statements, including:

•	the general economic climate in our market area and the Unites States as a whole;

•	fluctuations in interest rates and in real estate values;

•
monetary and fiscal policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the U.S. Government and other governmental initiatives affecting the financial services industry;

•
the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•	our ability to access cost-effective funding and control expenses;

•	demand for loans and deposits in our market area;

•	legislative or regulatory changes that adversely affect our business;

•	results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets;

•	the impact of technological changes; and

•	our success at managing the risks involved in the foregoing

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus and in the incorporated documents.  The development of any or all of these factors could have an adverse impact on our financial position and our results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that we may file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be a part of this prospectus, and the information we later file with the SEC that is incorporated by reference in this prospectus will automatically update information previously contained in this prospectus and any incorporated document.  Any statement contained in this prospectus or in a document incorporated by reference in this prospectus will be deemed modified or superseded to the extent that a later statement contained in this prospectus or in an incorporated document modifies or supersedes such earlier statement.

This prospectus incorporates by reference the documents listed below that we have filed with the SEC (excluding any portion of these documents that has been furnished to and deemed not to be filed with the SEC):

Report(s)	Period(s) of Report(s) or Date(s) Filed
• Annual Report on Form 10-K	For the fiscal year ended September 30, 2008

• Current Reports on Form 8-K	Filed on October 2, 2008, October 31, 2008, December 3, 2008, December 18, 2008 and December 24, 2008

We also incorporate by reference any future documents we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, excluding any document or portion thereof that has been furnished to and deemed not to be filed with the SEC.  In addition, we incorporate by reference the description of our common stock contained in the Registration Statement on Form 8-A we filed with the SEC on November 7, 1997.

These documents are available without charge to you on the Internet at www.timberlandbank.com or if you call or write to: Timberland Bancorp, Inc. - Investor Relations, Attn: Dean J. Brydon, CFO, 624 Simpson Avenue,  Hoquiam, Washington 98550, telephone: (360) 533-4747, ext 2243 or 1-800-562-8761.  The reference to our website is not intended to be an active link and the information on our website is not, and you must not consider the information to be, a part of this prospectus.

We have also filed a registration statement with the SEC relating to the securities offered by this prospectus.  This prospectus, which constitutes part of the registration statement, does not contain all of the information presented or incorporated by reference in the registration statement and its exhibits. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC as described above.  The registration statement may contain additional information that may be important to you.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our securities. You should read this entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference, which are described under “Where You Can Find More Information” in this prospectus.

Timberland Bancorp, Inc.

Timberland Bancorp, Inc. is a bank holding company incorporated under the laws of the State of Washington.  We conduct our business primarily through our wholly owned subsidiary, Timberland Bank, a Washington-chartered savings bank that was originally formed in 1915.  The Bank considers Grays Harbor, Thurston, Pierce, King, Kitsap and Lewis Counties, Washington as its primary market areas.  The Bank conducts its business primarily from its main office in Hoquiam, Washington and 21 branch offices.  The Bank is a community-oriented bank which has traditionally offered a variety of savings products to its retail customers while concentrating its lending activities on real estate mortgage loans.  Lending activities have been focused primarily on the origination of loans secured by real estate, including an emphasis on construction loans, one- to four-family residential loans, multi-family loans, commercial real estate loans and land loans.  The Bank originates adjustable-rate residential mortgage loans that do not qualify for sale in the secondary market under Federal Home Loan Mortgage Corporation guidelines.  The Bank also originates commercial business loans and in 1998 established a business banking division to increase the origination of these loans.

At September 30, 2008, we had consolidated total assets of $681.9 million, net loans of $555.9 million, deposits of $498.6 million and shareholders’ equity of $74.8 million.

Our common stock is traded on the NASDAQ Global Market under the ticker symbol “TSBK.”  Our principal executive offices are located at 624 Simpson Avenue, Hoquiam, Washington 98550.  Our telephone number is (360) 533-4747.

Securities Being Offered

The securities being offered by this prospectus consist of (i) a warrant, or portions thereof, which expires on December 23, 2018, to purchase 370,899 shares of our common stock at an exercise price of $6.73 per share, subject to adjustment as described in this prospectus, and (ii) the shares of our common stock which may be purchased upon exercise of the warrant.  We issued the warrant on December 23, 2008 to the United States Department of the Treasury (the “Treasury”) pursuant to Treasury’s Troubled Asset Relief Program Capital Purchase Program. Concurrent with the issuance of the warrant, we sold to Treasury 16,641 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), liquidation preference amount $1,000 per share, for an aggregate purchase price of $16.6 million.  The issuances of the warrant and the Series A Preferred Stock were completed in a private placement to Treasury exempt from the registration requirements of the Securities Act of 1933.  We were required under the terms of the related securities purchase agreement between us and Treasury to register for resale the warrant and the shares of our common stock underlying the warrant.  The terms of the warrant and the terms of our common stock and the Series A Preferred Stock are described under “Description of Warrant” and “Description of Capital Stock.”  The securities purchase agreement between us and Treasury was attached as Exhibit 10.1 to our Current Report on Form 8-K filed on December 9, 2008 and incorporated into this prospectus by reference.  See “Where You Can Find More Information.”

RISK FACTORS

An investment in our securities is subject to certain risks. You should carefully review the following risk factors and other information contained in this prospectus and the documents incorporated by reference, before deciding whether an investment in our securities is suited to your particular circumstances.  The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the value of our securities could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements.

Business Risks

Our business may be adversely affected by downturns in the local economies on which we depend that could adversely impact our results of operations and financial condition.

Our business is directly affected by market conditions, trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control.  In 2007, the housing and real estate sectors experienced an economic slowdown that has continued into 2009.  A sustained weakness or weakening in business and economic conditions generally or specifically in the principal markets in which we do business could have one or more of the following adverse impacts on our business:

•	A decrease in the demand for loans and other products and services offered by us;

•	A decrease in the value of our loans held for sale;

•	An increase or decrease in the usage of unfunded commitments; or

•	An increase in the number of our customers and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us.

An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of non-performing assets, net charge-offs, provision for loan losses, and valuation adjustments on loans held for sale.

Downturns in the real estate markets in our primary market areas could hurtour business.

Our business activities and credit exposure are primarily concentrated in our local market areas of Grays Harbor, Thurston, Pierce, King, Kitsap and Lewis Counties.  Our residential loan portfolio, and our commercial real estate and multi-family loan portfolio and some of our other loans have been affected by the downturn in the residential real estate market.  We anticipate that further declines in the real estate markets in our primary market areas will negatively impact our business.  As of September 30, 2008, substantially all of our loan portfolio consisted of loans secured by real estate located in Washington.  If real estate values continue to decline the collateral for our loans will provide less security.  As a result, our ability to recover on defaulted loans by selling the underlying real estate will be diminished, and we would be more likely to suffer losses on defaulted loans. The events and conditions described in this risk factor could therefore have a material adverse effect on our business, results of operations and financial condition.

We may suffer losses in our loan portfolio despite our underwriting practices.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices.  Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Our loan portfolio includes increased risk due to changes in category composition of the portfolio.  The percentage of loans secured by first mortgages on one-to four-family residential properties has decreased as the portfolio has been positioned into higher-yielding loan categories that typically involve a higher degree of risk.

From September 30, 2004 through September 30, 2008, our total loans have grown by 54.8%. During this period the percentage of one- to four-family loans in the loan portfolio has decreased to 18.4% from 25.3%. Our commercial real estate loans, construction and land development loans, multi-family loans, land loans, commercial business loans, and consumer loans accounted for approximately 81.6% of our total loan portfolio as of September 30, 2008.  We consider these types of loans to involve a higher degree of risk compared to first mortgage loans on one- to four-family, owner-occupied residential properties, and therefore, may cause higher future loan losses.  Accordingly, as a result of the inherent risks associated with these types of loans, and the unseasoned nature of a portion of these loans, it may become necessary to increase the level of our provision for loan losses.  An increase in our provision for loan losses would reduce our profits.

For further information concerning the risks associated with multi-family, and commercial real estate loans, construction loans, and consumer loans, see “Item 1. Business - Lending Activities” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, which is incorporated herein by reference.  See “Where You Can Find More Information.”

We have increased our construction and land development lending, which presents greater risk than one- to four-family and consumer lending.

From September 30, 2004 through September 30, 2008, our total construction and land development loans have grown by 35.0%.  During this period the percentage of construction and land development loans in the loan portfolio increased to 30.5% from 26.9%.  Construction lending is generally considered to involve a higher level of risk as compared to single-family residential or consumer lending, as a result of the concentration of principal in a limited number of loans and  borrowers, and the effects of general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor.  In addition, speculative construction loans to a builder are often associated with homes that are not pre-sold, and thus pose a greater potential risk to us than construction loans to individuals on their personal residences. Construction loans on land under development or held for future construction also poses additional risk because of the lack of income being produced by the property and the potential illiquid nature of the security.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, we are subject to interest rate risk.  Our primary source of income is net interest income, which is the difference between interest earned on loans and investment securities and the interest paid on deposits and borrowings.  We expect that we will periodically experience imbalances in the interest rate sensitivity of our assets and liabilities and the relationships of various interest rates to each other.  Over any period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa.  In addition, the individual market interest rates underlying our loan and deposit products may not change to the same degree over a given time period.  In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected.  In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates.  Changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability.

Interest rates have recently decreased after increasing for several years.  A sustained falling interest rate environment would negatively impact margins as the Bank has more interest earning assets that would adjust downward than interest-bearing liabilities that would adjust downward.

We manage our assets and liabilities in order to achieve long-term profitability while limiting our exposure to the fluctuation of interest rates.  We anticipate periodic imbalances in the interest rate sensitivity of our assets and liabilities and the relationship of various interest rates to each other.  At any reporting period, we may have earning assets which are more sensitive to changes in interest rates than interest-bearing liabilities, or vice versa.  The fluctuation of market interest rates can materially affect our net interest spread, interest margin, loan originations, deposit volumes and overall profitability.  In addition, we may have valuation risk in measuring our interest rate risk position.  The valuation risk is attributable to calculation methods (modeling risks) and assumptions used in the model, including loan prepayments and forward interest rates.

We are required to maintain a higher capital ratio because of our level of commercial real estate loans.

The FDIC, along with the Federal Reserve and the Office of the Comptroller of the Currency, has issued final guidance for financial institutions with concentrations in commercial real estate lending.  The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multi-family and non-farm residential properties and loans for construction, land development, and other land represent 300% or more of total capital and its construction loan portfolio has increase 50% or more during the prior 36 months.  If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and increasing capital requirements.  Based on the Bank's projected commercial real estate lending levels, it is considered to have a concentration in commercial real estate lending and must implement the practices outlined in the final guidance.

Our commercial business lending activities involves greater risk than other types of lending.

Our commercial business lending has increased since 2003 and we intend to continue to offer commercial business loans to small and medium sized businesses.  Our ability to originate commercial business loans is determined by the demand for these loans and our ability to attract and retain qualified commercial lending personnel.  Because payments on commercial business loans generally depend on the successful operation of the business involved, repayment of commercial business loans may be subject to a greater extent to adverse conditions in the economy than other types of lending.   Although commercial business loans often have equipment, inventory, accounts receivable or other business assets as collateral, the sale of the collateral in the event the borrower does not repay the loan is often not sufficient to repay the loan because the collateral may be uncollectible and inventories and equipment may be obsolete or of limited use, among other things.

Our funding sources may prove insufficient to replace deposits and support our future growth.

We rely on customer deposits and advances from the FHLB of Seattle and other borrowings to fund our operations.  Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition or the financial condition of the FHLB of Seattle or market conditions were to change. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates.  Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs.  In this case, our profitability would be adversely affected.

Although we consider such sources of funds adequate for our liquidity needs, we may seek additional debt in the future to achieve our long-term business objectives.  Additional borrowings, if sought, may not be available to us or, if available, may not be available on reasonable terms.  If additional financing sources are unavailable or are not available on reasonable terms, our growth and future prospects could be adversely affected.

If our allowance for loan losses is not sufficient to cover future loan losses, our earnings could decrease.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans.  In determining the amount of the allowance for loan losses, we review several factors including our loan loss and delinquency experience, underwriting practices, and economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover future losses in the loan portfolio, resulting in the need for greater additions to our allowance.  Material additions to the allowance could materially decrease our net income. Our allowance for loan losses was 1.42% of total loans receivable (net) and 67.1% of non-performing loans at September 30, 2008.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs.  Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our financial condition and results of operations.

Our deposit insurance premiums are expected to increase substantially, which will adversely affect our profits.

Our deposit insurance premiums during fiscal 2008 totaled $296,000. These premiums were, however, offset by $166,000 in credits, leaving the net expense recorded for deposit insurance premiums during the year ended September 30, 2008 at $130,000.  These credits were fully depleted during the quarter ended June 30, 2008.  Those premiums are expected to increase in 2009 due to recent strains on the FDIC deposit insurance fund due to the cost of large bank failures and increase in the number of troubled banks.  The current rates for FDIC assessments have ranged from 5 to 43 basis points, depending on the health of the insured institution.  The FDIC has proposed increasing that assessment range to 12 to 50 basis points for the first quarter of 2009.  For the remainder of 2009, it has proposed a range of 10 to 45 basis points for institutions that do not trigger risk factors for brokered deposits and unsecured debt and higher rates for those that do trigger those risk factors. The FDIC also proposed that it could increase assessment rates in the future without formal rulemaking.

Competition with other financial institutions could adversely affect our profitability.

The banking and financial services industry is very competitive. Legal and regulatory developments have made it easier for new and sometimes unregulated competitors to compete with us.  Consolidation among financial service providers has resulted in fewer very large national and regional banking and financial institutions holding a large accumulation of assets.  These institutions generally have significantly greater resources, a wider geographic presence or greater accessibility.  Our competitors sometimes are also able to offer more services, more favorable pricing or greater customer convenience than we do.  In addition, our competition has grown from new banks and other financial services providers that target our existing or potential customers.  As consolidation continues among large banks, we expect additional institutions to try to exploit our market.

Technological developments have allowed competitors including some non-depository institutions, to compete more effectively in local markets and have expanded the range of financial products, services and capital available to our target customers.  If we are unable to implement, maintain and use such technologies effectively, we may not be able to offer products or achieve the cost-efficiencies necessary to compete in our industry. In addition, some of these competitors have fewer regulatory constraints and lower cost structures.

The loss of key members of our senior management team could adversely affect our business.

We believe that our success depends largely on the efforts and abilities of our senior management.  Their experience and industry contacts significantly benefit us.  The competition for qualified personnel in the financial services industry is intense, and the loss of any of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business.

We are subject to extensive government regulation and supervision.

We are subject to extensive federal and state regulation and supervision, primarily through the Bank and certain non-bank subsidiaries.  Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not shareholders.  These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things.  Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes.  Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways.  Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.  Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.  While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.   For further information, see “Item 1. Business—Regulation” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, which is incorporated herein by reference.  See “Where You Can Find More Information.”

We rely heavily on the proper functioning of our technology.

We rely heavily on communications and information systems to conduct our business.  Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems.  While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, such failures, interruptions or security breaches may still occur and, if they do occur, they may not be adequately addressed.  The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We rely on third-party service providers for much of our communications, information, operating and financial control systems technology. If any of our third-party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we may not be able to negotiate terms that are as favorable to us, or obtain services with similar functionality, as found in our existing systems, without the need to expend substantial resources, if at all. Any of these circumstances could have an adverse effect on our business.

We rely on dividends from subsidiaries for most of our revenue.

Timberland Bancorp is a separate and distinct legal entity from the Bank.  Timberland Bancorp receives substantially all of its revenue from dividends from the Bank.  These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on our debt.  Various federal and/or state laws and regulations limit the amount of dividends that the Bank may pay to Timberland.  Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.  In the event the Bank is unable to pay dividends to Timberland Bancorp, we may not be able to service our debt, pay obligations or pay dividends on our common stock.  The inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and, as a result, investors and depositors could lose confidence in our financial reporting, which could adversely affect our business, the trading price of our stock and our ability to attract additional deposits.

In connection with the enactment of the Sarbanes-Oxley Act of 2002 and the implementation of the rules and regulations promulgated by the SEC, we document and evaluate our internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act.  This requires us to prepare an annual management report on our internal control over financial reporting, including among other matters, management's assessment of the effectiveness of internal control over financial reporting and an attestation report by our independent auditors addressing these assessments.  If we fail to identify and correct any significant deficiencies in the design or operating effectiveness of our internal control over financial reporting or fail to prevent fraud, current and potential shareholders and depositors could lose confidence in our internal controls and financial reporting, which could adversely affect our business, financial condition and results of operations, the trading price of our stock and our ability to attract additional deposits.

Changes in accounting standards may affect our performance.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations.  From time to time there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements.  These changes can be difficult to predict and can materially impact how we report and record our financial condition and results of operations.  In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements.

Risks Related to the U.S. Financial Industry

Difficult market conditions have adversely affected our industry.

We are particularly exposed to downturns in the U.S. housing market. Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, major commercial and investment banks, and regional financial institutions such as our company.  Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions.  This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  The resulting economic pressure on consumers and lack of confidence in the financial markets have adversely affected our business, financial condition and results of operations.  We do not expect that the difficult conditions in the financial markets are likely to improve in the near future.  A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry.  In particular, we may face the following risks in connection with these events:

•	We expect to face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•
Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage and underwrite our customers become less predictive of future behaviors.

•
The analysis we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments.   Forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, may no longer be capable of accurate estimation.  This may impact the reliability of our analysis.

•
Our ability to borrow from other financial institutions on favorable terms, or at all, could be adversely affected by further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations.

•	Competition in our industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

•
We may be required to pay significantly higher deposit insurance premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

The recently enacted Emergency Economic Stabilization Act of 2008 (the “EESA”) authorizes Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-

related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under a troubled asset relief program, or “TARP.”  The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other.  The Treasury has allocated $250 billion towards the TARP Capital Purchase Program.  Under the TARP Capital Purchase Program, Treasury is purchasing equity securities from participating institutions.  The warrant offered by this prospectus, together with our Series A Preferred Stock, was issued by us to Treasury pursuant to the TARP Capital Purchase Program.  The EESA also increased federal deposit insurance on most deposit accounts from $100,000 to $250,000.  This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

The EESA followed, and has been followed by, numerous actions by the Federal Reserve, the U.S. Congress, Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007.  These measures include homeowner relief that encourage loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector.  The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system.  The EESA and the other regulatory initiatives described above may not have their desired effects.  If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels.  In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Risks Relating to Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated quarterly fluctuations in our operating and financial results;
•	developments related to investigations, proceedings or litigation that involve us;
•	changes in financial estimates and recommendations by financial analysts;
•	dispositions, acquisitions and financings;
•	actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;
•	fluctuations in the stock price and operating results of our competitors;
•	regulatory developments; and
•	developments related to the financial services industry.

The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock.  Our common stock also has a low average daily trading volume relative to many other stocks, which may limit an investor’s ability to quickly accumulate or divest themselves of large blocks of our stock. This can lead to significant price swings even when a relatively small number of shares are being traded.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Anti-takeover provisions could negatively impact our shareholders.

Provisions in our articles of incorporation and bylaws, the corporate law of the State of Washington and federal regulations could delay or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the market price of any class of our equity securities, including our common stock.  These provisions include: a prohibition on voting shares of common stock beneficially owned in excess of 10% of total shares outstanding without prior Board approval, supermajority voting requirements for certain business combinations with any person who beneficially owns 10% or more of our outstanding common stock; the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our Board of Directors and for proposing matters that shareholders may act on at shareholder meetings, a requirement that only directors may fill a vacancy in our Board of Directors, supermajority voting requirements to remove any of our directors and the other provisions described under “Description of Capital Stock─Anti-Takeover Effects.”  Our articles of incorporation also authorize our Board of Directors to issue preferred stock, and preferred stock could be issued as a defensive measure in response to a takeover proposal.  For further information, see “Description of Capital Stock—Preferred Stock.”   In addition, because we are a bank holding company, purchasers of 10% or more of our common stock may be required to obtain approvals under the Change in Bank Control Act of 1978, as amended, or the Bank Holding Company Act of 1956, as amended (and in certain cases such approvals may be required at a lesser percentage of ownership).  Specifically, under regulations adopted by the Federal Reserve, (a) any other bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 5% or more of our common stock and (b) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of our common stock.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.  These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our Board of Directors.

The securities purchase agreement between us and Treasury limits our ability to pay dividends on and repurchase our common stock.

The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) December 23, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A Preferred Stock) or trust preferred securities.  In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock.  These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock.   Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors could reduce or eliminate our common stock dividend in the future.

The Series A Preferred Stock impacts net income available to our common shareholders and earnings per common share, and the warrant we issued to Treasury may be dilutive to holders of our common stock.

The dividends declared on the Series A Preferred Stock will reduce the net income available to common shareholders and our earnings per common share.  The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of Timberland Bancorp.  Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to Treasury in conjunction with the sale to Treasury of the Series A Preferred Stock is exercised.  The shares of common stock underlying the warrant represent approximately 5.0% of the shares of our common stock outstanding as of January 20, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding).  Although Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

The voting limitation provision in our articles of incorporation could limit your voting rights as a holder of our common stock.

Our articles of incorporation provides that any person or group who acquires beneficial ownership of our common stock in excess of 10% of the outstanding shares may not vote the excess shares without prior Board approval.  Accordingly, if you acquire beneficial ownership of more than 10% of the outstanding shares of our common stock, your voting rights with respect to the common stock might not be commensurate with your economic interest in our company.

USE OF PROCEEDS

All securities sold pursuant to this prospectus will be sold by the selling securityholders and we will not receive the proceeds from such sales.

REGULATORY CONSIDERATIONS

As a bank holding company, Timberland Bancorp is subject to regulation, supervision and examination by the Federal Reserve. For a discussion of elements of the regulatory framework applicable to bank holding companies and their subsidiaries, please refer to our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and the other documents incorporated herein by reference as described under “Where You Can Find More Information.”  This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of security holders, including holders of our common stock.  As a result of this regulatory framework, our results of operations and financial condition are affected by actions of the Federal Reserve, the FDIC, which insures the deposits of our savings bank subsidiary, Timberland Bank, within certain limits, and the Washington State Department of Financial Institutions, Division of Banks, which also regulates the Bank.

Our ability to pay dividends on our common stock depends primarily on dividends we receive from the Bank.  Under federal regulations, the dollar amount of dividends the Bank may pay depends upon its capital position and recent net income.  Generally, if the Bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed under state law and FDIC regulations.  The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, a bank holding company may be prohibited from paying any dividends if the holding company’s bank subsidiary is not adequately capitalized.

Under Washington law, Timberland Bancorp is prohibited from paying a dividend if, after making such dividend payment, it would be unable to pay its debts as they become due in the usual course of business, or if its total liabilities, plus the amount that would be needed, in the event Timberland Bancorp were to be dissolved at the time of the dividend payment, to satisfy preferential rights on dissolution of holders of preferred stock ranking senior in right of payment to the capital stock on which the applicable distribution is to be made exceed our total assets.

There are numerous other governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business and on our ability to pay dividends on our common stock.  Depository institutions, like the Bank, are also affected by various federal laws, including those relating to consumer protection and similar matters.

In addition to the foregoing regulatory restrictions, we are and may in the future become subject to contractual restrictions that would limit or prohibit us from paying dividends on our common stock, including those contained in the securities purchase agreement between us and Treasury, as described under “Description of Capital Stock—Common Stock-Restrictions on Dividends and Repurchases Under Agreement with Treasury.”

DESCRIPTION OF WARRANT

This section summarizes specific terms and provisions of the warrant we issued to Treasury on December 23, 2008 concurrent with our sale to Treasury of 16,641 shares of Series A Preferred Stock pursuant to the TARP Capital Purchase Program. The description of the warrant contained in this section is qualified in its entirety by the actual terms of the warrant, a copy of which was attached as Exhibit 4.2 to our Current Report on Form 8-K filed on December 24, 2008 and incorporated by reference into this prospectus.  See “Where You Can Find More Information.”

General

The warrant gives the holder the right to initially purchase up to 370,899 shares of our common stock at an exercise price of $6.73 per share.  Subject to the limitations on exercise to which Treasury is subject described under “—Transferability,” the warrant is immediately exercisable and expires on December 23, 2018.  The exercise price may be paid (i) by having us withhold from the shares of common stock that would otherwise be issued to the warrant holder upon exercise, a number of shares of common stock having a market value equal to the aggregate exercise price or (ii) if both we and the warrant holder consent, in cash.

Possible Reduction in Number of Shares

If we (or any successor to us by a business combination) complete one or more Qualified Equity Offerings on or before December 31, 2009 resulting in aggregate gross proceeds of at least $16.6 million (plus the aggregate liquidation preference amount of any preferred stock issued to Treasury by a successor to us), the number of shares of common stock underlying the warrant then held by Treasury will be reduced by 50%.   The number of shares subject to the warrant are subject to further adjustment as described below under “—Other Adjustments.”

A “Qualified Equity Offering” is defined as the sale for cash by Timberland Bancorp (or its successor) of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines.

Transferability

The warrant is not subject to any restrictions on transfer; however, Treasury may only transfer or exercise the warrant with respect to one-half of the shares underlying the warrant prior to the earlier of (i) the date on which we (or any successor to us by a business combination) have received aggregate gross proceeds of at least $16.6 million (plus the aggregate liquidation preference amount of any preferred stock issued to Treasury by a successor to us) from one or more Qualified Equity Offerings (including those by any successor to us by a business combination) and (ii) December 31, 2009.

Voting of Warrant Shares

Treasury has agreed that it will not vote any of the shares of common stock that it acquires upon exercise of the warrant.  This does not apply to any other person who acquires any portion of the warrant, or the shares of common stock underlying the warrant, from Treasury.  Our articles of incorporation provides, however, that any person who beneficially owns shares of our common stock in excess of 10% of the outstanding shares may not vote the excess shares without the prior approval of our Board of Directors. See “Description of Capital Stock—Anti-Takeover Effects-Voting Limitation.”

Other Adjustments

The exercise price of the warrant and the number of shares underlying the warrant automatically adjust upon the following events:

•	any stock split, stock dividend, subdivision, reclassification or combination of our common stock;
•
until the earlier of (i) the date on which Treasury no longer holds any portion of the warrant and (ii) December 23, 2011, issuance of our common stock (or securities convertible into our common stock)

for consideration (or having a conversion price per share) less than 90% of then current market value, except for issuances in connection with benefit plans, business acquisitions and public or other broadly marketed offerings;
•	a pro rata repurchase by us of our common stock; or
•
a determination by our Board of Directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the Board, to protect the purchase rights of the warrant holders.

In addition, if we declare any dividends or distributions on our common stock other than our historical, ordinary cash dividends, dividends paid in our common stock and other dividends or distributions covered by the first bullet point above, the exercise price of the warrant will be adjusted to reflect such distribution.

In the event of any merger, consolidation, or other business combination to which we are a party, the warrantholder’s right to receive shares of our common stock upon exercise of the warrant will be converted into the right to exercise the warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable upon exercise of the warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination.  For purposes of the provision described in the preceding sentence, if the holders of our common stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the warrantholder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the common stock who affirmatively make an election.

No Rights as Shareholders

The warrant does not entitle its holder to any of the rights of a shareholder of Timberland Bancorp prior to exercise.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of:

•	50,000,000 shares of common stock, par value $.01 per share; and

•	1,000,000 shares of preferred stock, par value $.01 per share.

As of January 20, 2009, there were 7,030,744 shares of our common stock issued and outstanding and 16,641 shares of our preferred stock issued and outstanding, all of which consisted of our Series A Preferred Stock.

In this section we describe certain features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation and bylaws and to applicable Washington law.

Common Stock

General. Except as described below under “—Anti-takeover Effects –Voting Limitation,” each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common shareholders. There are no cumulative voting rights. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of the liquidation preferences of the holders of the Series A Preferred Stock and any other series of our preferred stock then outstanding.  Holders of common stock have no preemptive or conversion rights or other subscription rights.  There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Restrictions on Dividends and Repurchases Under Agreement with Treasury.  The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) December 23, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A Preferred Stock) or any trust preferred securities then outstanding.

Preferred Stock-General

Our articles of incorporation permit our Board of Directors to authorize the issuance of up to 1,000,000 shares of preferred stock, par value $0.01, in one or more series, without shareholder action. The Board of Directors can fix the designation, powers, preferences and rights of each series.  Therefore, without approval of the holders of our common stock or the Series A Preferred Stock (except as may be required under the terms of the Series A Preferred Stock (see “—Series A Preferred Stock—Voting Rights”) or by the rules of the NASDAQ Stock Market or any other exchange or market on which our securities may then be listed or quoted), our Board of Directors may authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of our common stock and may assist management in impeding any unfriendly takeover or attempted change in control.  See “—Anti-Takeover Effects – Authorized Shares.”

Series A Preferred Stock

This section summarizes specific terms and provisions of the Series A Preferred Stock.  The description of the Series A Preferred Stock set forth below is qualified in its entirety by the actual terms of the Series A Preferred Stock, as are stated in the articles of amendment for the Series A Preferred Stock, a copy of which was attached as Exhibit 3.1 to our Current Report on Form 8-K filed on December 24, 2008 and incorporated by reference into this prospectus.  See “Where You Can Find More Information.”

General. The Series A Preferred Stock constitutes a single series of our preferred stock, consisting of 16,641 shares, par value $0.01 per share, having a liquidation preference amount of $1,000 per share.  The Series A Preferred Stock has no maturity date.  We issued the shares of Series A Preferred Stock to Treasury on December 23, 2008 in connection with the TARP Capital Purchase Program for a purchase price of $16.6 million.

Dividend Rate. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from December 23, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014).  Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009.

Dividends on the Series A Preferred Stock will be cumulative.  If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if our Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above.  There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends.  So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Timberland Bancorp.  We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Timberland Bancorp, in each case without regard to whether dividends accrue cumulatively or non-cumulatively.  We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Timberland Bancorp, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of Timberland Bancorp or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends).  To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger or consolidation of Timberland Bancorp with another entity nor a sale, lease or exchange of all or substantially all of Timberland Bancorp’s assets will constitute a liquidation, dissolution or winding up of the affairs of Timberland Bancorp.

Redemption and Repurchases. Subject to the prior approval of the Federal Reserve, the Series A Preferred Stock is redeemable at our option in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only if (i) we have, or our successor following a business combination with another entity which also participated in the TARP Capital Purchase Program has, raised aggregate gross proceeds in one or more Qualified Equity Offerings (as defined above under “Description of Warrant—Possible Reduction in Number of Shares”) of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor.  The “Minimum Amount” means $4,160,250 plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights. Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights. The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Washington law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of Timberland Bancorp will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Series A Preferred Stock.

Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter.  We currently have no outstanding shares of Voting Parity Stock.

In addition to any other vote or consent required by Washington law or by our articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•
amend our articles of incorporation or the articles of amendment for the Series A Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Timberland Bancorp; or

•
amend our articles of incorporation or the articles of amendment for the Series A Preferred Stock in a way that materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•
consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of Timberland Bancorp with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Timberland Bancorp is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one for each share then held.

Anti-takeover Effects

The provisions of our articles of incorporation and bylaws and Washington law summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares.  Our articles of incorporation authorize the issuance of 50,000,000 shares of common stock and 1,000,000 shares of preferred stock.  These shares of common stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards.  However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us.  The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences.  As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us.

Voting Limitation.   Our articles of incorporation provide that any person who beneficially owns in excess of 10% of the outstanding shares of our common stock may not vote the excess shares without the prior approval of a majority of the whole Board (defined as the total number of directors we would have if there were no vacancies on the Board).  This provision could limit the voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Board of Directors.  Our Board of Directors is divided into three classes, each of which contains one-third of the members of the Board.  The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year.  The classification of directors, together with the provisions in our articles of incorporation described below that limit the ability of shareholders to remove directors and that permit only the remaining directors to fill any vacancies on the Board of Directors, have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.  Our articles of incorporation provide that shareholders may not cumulate their votes in the election of directors.

Our articles of incorporation provide that we will have the number of directors as may be fixed from time to time by our Board of Directors, provided that the number fixed by the Board may not be less than five nor more than 15.   Timberland Bancorp currently has seven directors.  Our articles of incorporation also provide that vacancies in the Board of Directors may be filled by a majority vote of the directors then in office, though less than a quorum.  A director elected to fill a vacancy shall serve for the unexpired term of his or her predecessor, while a directorship filled by reason of an increase in the number of directors may be filled for a term expiring at the next election of directors by shareholders.  Our articles of incorporation further provide that any director or the entire

Board of Directors may be removed from office only for cause and only upon the affirmative vote of the holders of least 80% of the total votes eligible to be cast at a meeting called expressly for that purpose.

The foregoing description of our Board of Directors does not apply with respect to directors that may be elected by the holders of the Series A Preferred Stock in the event we do not pay dividends on the Series A Preferred Stock for six or more dividend periods.  See “—Series A Preferred Stock—Voting Rights.”

Special Meetings of Shareholders.  Our articles of incorporation provide that special meetings of shareholders may only be called by our President or our Board of Directors.

Action by Shareholders Without A Meeting.  Our bylaws provide that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if consent in writing, setting forth the action taken, is given by each shareholder entitled to vote.

Business Combinations With Certain Persons.  Our articles of incorporation provide that certain business combinations (for example, mergers, share exchanges, significant asset sales and significant stock issuances) involving “related persons” of Timberland Bancorp require, in addition to any vote required by law, the approval of (i) the holders of at least 80% of the outstanding shares entitled to vote thereon, and (ii) the holders of at least a majority of the outstanding shares entitled to vote thereon, not beneficially owned by the related person, unless the transaction has been approved by two-thirds of the directors who are unaffiliated with the related person and were directors prior to the time when the related person became a related person (referred to as “continuing directors”), or any successor to a continuing director who is unaffiliated with the related person and was recommended to succeed a continuing director by a majority of the continuing directors then serving on the Board.  A “related person” for purposes of this provision generally means a person who beneficially owns 10% or more of the common stock of Timberland Bancorp and such person’s affiliates.

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “acquiring person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the acquiring person.  The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares, or allowing the acquiring person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met.  Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Amendment of Articles of Incorporation and Bylaws.    Amendments to our articles of incorporation must be approved by our Board of Directors by a majority vote of the Board and  by our shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 80% of votes entitled to be cast by each separate voting group entitled to vote thereon is required to amend or repeal certain provisions of the articles of incorporation, including the provisions relating to: the limitation on voting rights; the issuance of capital stock; the absence of preemptive rights; the removal of directors; shareholder nominations and proposals; the approval of certain business combinations; the evaluation of business combinations; limitations on director liability; director and officer indemnification; calling special meetings of shareholders; and the amendment of the articles of incorporation and bylaws.  Our bylaws may be amended by a majority vote of our Board of Directors, or by a vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Advance Notice Provisions.  Our articles of incorporation require a shareholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a shareholder meeting to give not less than 30 nor more than 60 days’ advance written notice to the Secretary of Timberland Bancorp, provided that if less than 31 days’ notice of the meeting is given to shareholders, the shareholder’s notice of nominees or proposed business must be given to the Secretary no later than the tenth day after the day on which notice of the meeting was mailed to shareholders.  The notice provision requires a shareholder who desires to raise new business to provide certain information to us concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter.  Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.

Transfer Agent

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SELLING SECURITYHOLDERS

The selling securityholders may include (i) Treasury, which acquired the warrant and all of the shares of Series A Preferred Stock from us on December 23, 2008 in a private placement exempt from the registration requirements of the Securities Act of 1933, and (ii) any other person or persons holding any portion of the warrant and any shares of our common stock issued upon exercise of the warrant to whom Treasury has transferred its registration rights under the terms of the securities purchase agreement between us and Treasury.  Treasury is required to notify us in writing of any such transfer of its registration rights within ten days after the transfer, including the name and address of the transferee and the number and type of securities with respect to which the registration rights have been assigned.  As of the date of this prospectus, Treasury has not notified us of any such transfer.  Accordingly, we believe that Treasury currently holds record and beneficial ownership of the entire amount of the warrant (none of which has been exercised) covered by this prospectus.

The securities to be offered under this prospectus for the account of the selling securityholders are:

•	a ten-year warrant to purchase 370,899 shares of our common stock at an exercise price of $6.73 per share, subject to adjustment as described under “Description of Warrant”; and

•
the 370,899 shares of our common stock issuable upon exercise of the warrant (subject to adjustment as described under “Description of Warrant”), which shares, if issued, would represent ownership of approximately 5.0% of the shares of  our common stock outstanding as of January 20, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding).

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because, to our knowledge, no sale of any of the securities is currently subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

The only potential selling securityholder whose identity we are currently aware of is Treasury.  Other than with respect to Treasury’s acquisition of the Series A Preferred Stock and warrant from us, Treasury has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders may sell all or a portion of the securities beneficially owned by them and offered by this prospectus from time to time directly or through one or more underwriters, broker-dealers or agents. If securities are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling securityholders may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell securities under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. If the selling securityholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal.  These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent will be in amounts to be negotiated, which are not expected to be in excess of those customary in the types of transactions involved.

In connection with sales of securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The selling securityholders may also sell securities short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the SEC, the selling securityholders may deliver securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge securities to broker-dealers that in turn may sell such shares. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders may pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending, if necessary, the identification of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. At the time a particular offering of securities is made, a prospectus supplement, if required, will be distributed which will set forth (i) the name of each such selling securityholder and of the participating broker-dealer(s), (ii) the number of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, and (v) any other facts material to the transaction.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

Under the securities laws of some states, the securities covered by this prospectus may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling securityholder will sell any or all of the securities registered pursuant to the registration statement of which this prospectus forms a part.

If a selling securityholder uses this prospectus for any sale of securities, it will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of securities to engage in market-making activities with respect to such securities. All of the foregoing may affect the marketability of the securities covered by this prospectus and the ability of any person or entity to engage in market-making activities with respect to such securities.

Pursuant to the securities purchase agreement between us and Treasury, we will pay substantially all expenses of the registration of the securities covered by this prospectus, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the securities purchase agreement between us and Treasury, or the selling securityholders will be entitled to contribution.   We have agreed under the securities purchase agreement between us and Treasury to cause such of our directors and senior executive officers to execute customary lock-up agreements in such form and for such time period up to 90 days as may be requested by a managing underwriter with respect to an underwritten offering of securities covered by this prospectus.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Breyer & Associates, P.C., McLean, Virginia.

EXPERTS

The consolidated financial statements of Timberland Bancorp, Inc. as of September 30, 2008 and 2007, and for each of the years in the three year period ended September 30, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2008, have been incorporated by reference herein in reliance upon the report of McGladrey & Pullen, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

370,899 Shares of Common Stock and a Warrant to Purchase Such Shares

Timberland Bancorp, Inc.

_______________________________

PROSPECTUS
___________________________

                      , 2009

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by the registration statement of which this prospectus is a part.  Timberland Bancorp, Inc. (“Timberland” or the “Registrant”) will bear all of these expenses.

Registration fee under the Securities Act	$ 105
Legal fees and expenses*	$ 50,000
Accounting fees and expenses*	$ 15,000
Printing and other miscellaneous fees and expenses*	$ 10,000
Total	$ 75,105

*Estimated solely for the purpose of this Item.  Actual expenses may be more or less.

Item 15. Indemnification of Officers and Directors

Timberland is organized under the Washington Business Corporation Act (the “WBCA”) which, in general, empowers Washington corporations to indemnify a person made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney's fees, judgments, amounts paid in settlements, penalties and fines actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Washington corporations may not indemnify a person in connection with such proceedings if the person was adjudged to have received an improper personal benefit.

The WBCA also empowers Washington corporations to provide similar indemnity to such a person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, unless the person was adjudged liable to the corporation.

If authorized by the articles of incorporation of a Washington corporation or by its shareholders, a Washington corporation may indemnify and advance expenses to the persons described above without regard to the limitations described above, provided that such indemnity will not cover acts or omissions of the person finally adjudged to be intentional misconduct or a knowing violation of law, conduct finally adjudged to involve a violation of WBCA Section 310 (related to certain unlawful distributions), and any transaction with respect to which it was finally adjudged that the person received a benefit to which such person was not legally entitled.

The WBCA also permits a Washington corporation to purchase and maintain on behalf of such person insurance against liabilities incurred in such capacities. Timberland has obtained a policy of directors' and officers' liability insurance.

The WBCA further permits Washington corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the WBCA does not eliminate or limit the liability of a director for any of the following: (i) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director; (ii) conduct violating WBCA Section 310; or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Timberland’s articles of incorporation limit the personal liability of directors for a breach of their fiduciary duty to the extent permitted under Washington law as described above.

Timberland’s articles of incorporation generally require Timberland to indemnify directors, officers, employees and agents to the fullest extent legally possible under the WBCA. In addition, the articles of incorporation require Timberland to similarly indemnify any such person who is or was serving at the request of Timberland as a director, officer, partner, trustee, employee or agent of another entity.

Under a directors’ and officers’ liability insurance policy, directors and officers of Timberland are insured against certain liabilities.

Item 16. Exhibits

The following exhibits are filed with or incorporated by reference into this registration statement:

Exhibit Number	Description of Document

3.1	Articles of Incorporation of the Registrant(1)

3.2	Articles of Amendment to Articles of Incorporation of the Registrant(2)

3.3	Bylaws of the Registrant(3)

4.1 4.2
Warrant to purchase shares of the Registrant’s common stock dated December 23, 2008(4)

Letter Agreement (including Securities Purchase Agreement Standard Terms attached as Exhibit A) dated December 23, 2008 between the registrant and the United States Department of the Treasury(5)

5.1	Opinion of Breyer & Associates PC

23.1	Consent of McGladrey & Pullen LLP

23.2	Consent of Breyer & Associates PC (contained in its opinion filed as Exhibit 5.1)

24.1	Power of attorney (contained in the signature page of the registration statement)
________________
(1)	Incorporated by reference to Exhibit 3.1 attached to the Registration Statement on Form S-1 filed by the Registrant on September 17, 1997 (File No. 333-35817).
(2)	Incorporated by reference to Exhibit 3.1 attached to the Current Report on Form 8-K filed by the Registrant on December 24, 2008
(3)	Incorporated by reference to Exhibit 3.2 attached to the Current Report on Form 8-K filed by the Registrant on December 3, 2008.
(4)	Incorporated by reference to Exhibit 4.2 attached to the Current Report on Form 8-K filed by the Registrant on December 24, 2008.
(5)	Incorporated by reference to Exhibit 10.1 attached to the Current Report on Form 8-K filed by the Registrant on December 24, 2008.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that Paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hoquiam, State of Washington, on the 22nd day of January, 2009.

TIMBERLAND BANCORP, INC.

By: /s/Michael R. Sand
Michael R. Sand
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

Each person whose signature appears below appoints Michael R. Sand or Dean J. Brydon, or either of them, as his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael R. Sand	/s/Clarence E. Hamre
Michael R. Sand	Clarence E. Hamre
President, Chief Executive Officer and Director (Principal Executive Officer)	Chairman of the Board

Date: January 22, 2009	Date: January 22, 2009

/s/Dean J. Brydon	/s/Andrea M. Clinton
Dean J. Brydon	Andrea M. Clinton
Chief Financial Officer (Principal Financial and Accounting Officer)	Director

Date: January 22, 2009	Date: January 22, 2009

/s/James C. Mason	/s/Jon C. Parker
James C. Mason	Jon C. Parker
Director	Director

Date: January 22, 2009	Date: January 22, 2009

/s/Ronald A. Robbel	/s/David A. Smith
Ronald A. Robbel	David A. Smith
Director	Director

Date: January 22, 2009	Date: January 22, 2009

EXHIBIT INDEX

Exhibit Number	Description of Document

3.1	Articles of Incorporation of the Registrant(1)

3.2	Articles of Amendment to Articles of Incorporation of the Registrant(2)

3.3	Bylaws of the Registrant(3)

4.1 4.2
Warrant to purchase shares of the Registrant’s common stock dated December 23, 2008(4)

Letter Agreement (including Securities Purchase Agreement Standard Terms attached as Exhibit A) dated December 23, 2008 between the registrant and the United States Department of the Treasury(5)

5.1	Opinion of Breyer & Associates PC

23.1	Consent of McGladrey & Pullen LLP

23.2	Consent of Breyer & Associates PC (contained in its opinion filed as Exhibit 5.1)

24.1	Power of attorney (contained in the signature page of the registration statement)
________________
(1)	Incorporated by reference to Exhibit 3.1 attached to the Registration Statement on Form S-1 filed by the Registrant on September 17, 1997 (File No. 333-35817).
(2)	Incorporated by reference to Exhibit 3.1 attached to the Current Report on Form 8-K filed by the Registrant on December 24, 2008
(3)	Incorporated by reference to Exhibit 3.2 attached to the Current Report on Form 8-K filed by the Registrant on December 3, 2008.
(4)	Incorporated by reference to Exhibit 4.2 attached to the Current Report on Form 8-K filed by the Registrant on December 24, 2008.
(5)	Incorporated by reference to Exhibit 10.1 attached to the Current Report on Form 8-K filed by the Registrant on December 24, 2008.